EXHIBIT 4.2

TWENTY-THIRD RESOLUTION

(Delegation of authority granted to the Board of Directors to increase the share capital under the conditions provided in Articles L. 3332-18 and following the French Labor Code, which entails shareholders’ waiver of their preemptive right to subscribe the shares issued due to the subscription of shares by Group employees)

Upon presentation of the report of the Board of Directors and the auditors’ special report, and voting under the conditions of quorum and majority required for Extraordinary General Meetings, pursuant to the provisions of Articles L. 3332-18 through L. 3332-24 and Articles L. 3332-1 through L. 3332-9 of the French Labor Code as well as Articles L. 225-129-2, L. 225-129-6 and L. 225-138-1 of the French Commercial Code, the shareholders hereby:

1°	delegate to the Board of Directors, with the option to subdelegate in accordance with the terms and conditions provided by French law, the authority to decide upon one or more increases in share capital by issuing company common shares, within a maximum limit of 1.5% of the outstanding share capital of the Company as of the day the Board of Directors decided on the issuance, with the specification that the total amount of share capital of the Company issued pursuant to this resolution shall be charged to the overall maximum company share capital increase limit set forth in the eighteenth resolution of this Meeting;

2°	reserve the subscription of shares to be issued to members of a company or group savings plan of the company and the French or foreign companies affiliated with the same, within the meaning of Article L. 225-180 of the French Commercial Code and Article L. 3344-1 of the French Labor Code, in accordance with the terms and conditions provided by Article L. 3332-2 of the French Labor Code, with the specification that this resolution may be utilized for the purposes of implementing leverage formulas;

3°	authorize the Board of Directors to, within the limits of Article L. 3332-21 of the French Labor Code, freely grant shares (existing or to be created) to the above-indicated beneficiaries, by way of an employer’s contribution or in substitution of all or part of the discount mentioned in paragraph 5 below;

4°	decide to cancel the shareholders’ preferential subscription rights in favor of the above-indicated beneficiaries to subscribe shares issued pursuant to this resolution and to waive all rights to common shares or other securities that shall be allotted pursuant to this resolution; in case of allotment of shares for no consideration pursuant to paragraph 3 above, the shareholders also waive any rights to such shares including the portion of reserves, surpluses or premiums incorporated into the share capital;

5°	decide that the subscription price of the new shares may be no less than the average of the closing prices listed during the 20 trading sessions preceding the date of the Board of Directors decision establishing the opening date of subscriptions, reduced by a 20% discount;

6°	decide that the Board of Directors shall have all powers, with the option to delegate or sub-delegate such powers, in accordance with the terms and conditions provided by French law, in order to implement this resolution and specifically the powers to:

-	determine all terms and conditions for increases in share capital, and determine the periods, terms and conditions for the issuances that shall be carried out pursuant to this resolution;

-	determine the opening and closing of subscriptions periods, the price, the date of the beginning of dividend rights for the shares issued, the conditions of payment of shares and consent to any delays for payment;

-	if it deems such action appropriate, allocate costs and fees arising from the issuances to the corresponding premium amount and deduct from this amount sums required to raise the legal reserve to one-tenth of the new capital after each issuance; and

-	more generally, to take all necessary measures, in particular to conclude any and all agreements or settlements to effect the closing of an issuance, to carry out any and all formalities to effect the related share capital increase or increases, to amend the Bylaws accordingly, and to carry out any and all formalities for the admission to trading of the shares issued.

7°	take formal note that this delegation renders ineffectual, up to the unused portion, any previous delegation having the same purpose.

This delegation is granted to the Board of Directors for a 26-month period from the date of this meeting